Filed pursuant to Rule 433

Registration No. 333-169956-01

April 3, 2013

PRICING TERM SHEET

3.00% Notes due 2023

Issuer:	ERP Operating Limited Partnership

Security:	3.00% Notes due 2023

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Services

Principal Amount Offered:	$500,000,000

Trade Date:	April 3, 2013

Settlement Date:	April 10, 2013 (T+5)

Maturity Date:	April 15, 2023

Coupon:	3.00%

Interest Payment Dates:	Payable semiannually on April 15 and October 15, commencing October 15, 2013

Price to Public:	99.110%

Benchmark Treasury:	2.000% due February 15, 2023

Benchmark Treasury Yield:	1.804%

Spread to Benchmark Treasury:	+130 bp

Re-Offer Yield:	3.104%

Make-Whole Call:	Treasury rate plus 20 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after January 15, 2023, the redemption price will not include the Make-Whole Amount.

Net Proceeds:	$492,300,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884ABA0 / US26884ABA07

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. Regions Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Capital One Southcoast, Inc. Comerica Securities, Inc. HSBC Securities (USA) Inc. SMBC Nikko Capital Markets Limited

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146 or by email at batprospectusdept@citi.com; by calling Barclays Capital Inc. at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; by calling Morgan Stanley & Co. LLC at 1-866-718-1649; or by calling RBC Capital Markets, LLC at 1-866-375-6829 or by email at usdebtcapitalmarkets@rbccm.com.